FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of February 2003

                       Telemig Celular Participacoes S.A.

                       (Telemig Cellular Holding Company)

                 (Translation of Registrant's Name Into English)

                        SCN QUADRA 3, Bloco A, Sobreloja

                            70713-000 Brasilia - DF,

                                     Brazil

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes ___  No X
                                               ---

                                   SIGNATURES

     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Telemig Celular Participacoes S.A.

    Date:  February 11, 2003                  By:  /s/ Joao Cox Neto
                                                   -----------------------------
                                              Name:  Joao Cox Neto
                                             Title:  Chief Financial Officer and
                                                     Market Relations Executive
                                                     Officer

                                  EXHIBIT INDEX

99.1 TELEMIG CELULAR PARTICIPACOES S.A. ANNOUNCES TARIFF ADJUSTMENT OF ITS OPERATING COMPANY